EXHIBIT 10.1.5
               GalaxSea Cruise Marketing Agreement

This Agreement (the "Agreement") is entered into this 1st day of May, 1996 by and between International Tours, Inc. ("IT"), an
Oklahoma corporation, and GalaxSea Cruises and Tours, Inc.
("GCT"), an Oklahoma corporation.

     WHEREAS, IT represents a travel network (the "IT Network") pursuant to which travel agency locations, including satellite ticket printers, are and in the future may be, affiliated with IT pursuant to either franchise agreements, associate agreements, service agreements or under business alliance agreements IT has with other travel companies; and

     WHEREAS, IT desires to provide opportunities in the expanding cruise segment of the travel industry for those locations presently or in the future in the IT Network that desire to emphasize and increase their cruise sales; and

     WHEREAS, GCT is in the business of franchising add-on cruise travel vacation stores which grants to existing full service retail travel agencies the right to operate a Cruise Corner or Cruise Division within their agency pursuant to the GalaxSea system; and

     WHEREAS, IT and GCT desire to enter into an agreement that provides agencies presently or in the future in the IT Network the opportunity to become GCT add-on franchisees;

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, agree as follows:

1. IT hereby agrees that it will provide GCT with the on-going opportunity to market GCT franchises to all agencies in the IT Network. In addition, IT agrees that it will endorse the GCT system to the IT Network and will assist GCT in the marketing of GCT franchises to the IT Network.

2. With regard to the marketing of GCT franchises, IT agrees that it will do the following:

     (a) IT will provide GCT with listings of all agencies and locations in the IT Network, including contact names, agency addresses, agency phone numbers and agency fax numbers;

     (b) IT will transmit on a regular basis information supplied by GCT in IT's In Touch fax broadcasts;

     (c) IT will allow participation by GCT in all IT Network national or regional trade shows or meetings, including
          IT's annual preferred supplier meeting and IT's annual owners' conference; and

     (d) IT will work with and assist GCT in creating and implementing marketing programs and sales presentations to the IT Network.

3.   A.   GCT agrees that, in exchange for the access to the IT
          Network provided for herein, GCT will allow any qualifying IT Network agency to acquire an add-on GalaxSea franchise at the following special IT Network discount on or before June 30, 1996. If such agency is an IT franchisee, the initial franchisee fee will be waived completely and all monthly license fees will be waived for 8 months. If such agency is an IT associate, the initial franchise fee will be reduced to $1,000 (subject to the cruise sales volume discount given to all GalaxSea franchisees) and all monthly license fees will be waived for 6 months. All such participation agencies, however, will be required to pay the $695.00 cost of CruisExcel training.

     B. GCT will also provide IT with the on-going opportunity to market IT's preferred supplier program (exclusive of any cruise line vendors) to all GCT franchisees; in addition, GCT agrees to endorse the IT program, assist IT in marketing the program to GCT franchisee and allow IT participation, with regard to the program, in all national and/or regional GCT meetings. GCT will not enter into any business alliance or agreement that provides any competing preferred tour supplier program similar access to its franchisees during the term hereof. IT shall be entitled to charge a reasonable fee to GCT franchisees and the program will be subject to certain territorial rights that existing IT franchisees may have.

4. GCT further agrees that during the term hereof it will do the following:

     (a) Attend all IT Network national and regional meetings and tradeshows in order to make available to the IT
          Network all information regarding the GalaxSea system;

     (b) Develop and implement marketing programs, campaigns ad promotions that can be coordinated with those developed and operated by I.T. Cruise, Inc. for IT Network agencies that do not acquire a GalaxSea franchise and work jointly with I.T. Cruise, Inc. in the promotion of the cruise sales throughout the IT Network;

     (c) Make available, at a reasonable cost, to all IT Network agencies (whether or not they acquire a GalaxSea franchise) all GCT training and educational programs.

5. The term of this Agreement shall be for a period commencing on the date first written above and ending on December 31, 2015. At the end of such period, the Agreement shall be extended for an additional 5 year term, unless either party notifies the other no less than 90 days, prior to such date in writing of its intent not to extend the Agreement.

6. IT agrees that during the term hereof it will not compete in any manner with GCT regarding the cruise industry, except with regard to IT's existing basic cruise marketing program that is provided by I.T. Cruise, Inc. pursuant to a cruise marketing agreement of even date herewith which agreement will remain in force and effect. GCT and I.T. Cruise, whose consent to this Agreement is set forth below, both agree that all IT Network agencies shall have the choice of which cruise marketing program it will joint.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                   International Tours, Inc.


                                   By:       /s/ Ron Blaylock
                                        Ron Blaylock, President



                                   GalaxSea Cruises and Tours,
                                   Inc.


                                   By:       /s/ Bill Morris
                                        Bill Morris, Vice
                                        President



ACCEPTED and CONSENTED TO
this 1st day of May, 1996

I.T. Cruise, Inc.


By:       /S/ Bill Morris
     Bill Morris, Vice President